Mail Stop 6010

								March 17, 2006

Via U.S. Mail and Facsimile

Mr. Roderick de Greef
Chief Financial Officer
Cambridge Heart, Inc.
1 Oak Park Drive
Bedford, MA 01730

Re:	Cambridge Heart, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
      Response Letter dated January 18, 2006
	File No. 000-20991

Dear Mr. de Greef:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 30

Note 8. Convertible Preferred Stock, page 43

1. We note your response to comment one in our letter dated
February
17, 2006. In your response you indicate that not all of the specified events which constitute a Fundamental Transaction, and would require net-cash settlement, are within your "direct control."
Under paragraph 12 of EITF 00-19 instruments "that include any provision [even if remote] that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in
those limited circumstances in which holders of the underlying shares
also would receive cash...Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement." Paragraph 27 of EITF 00-19 states, "generally, if an event that is not within the company`s control could require net-cash settlement, then the contract must be classified as an asset or a
liability....For example, an event that causes a change in control of
a company is not within the company`s control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability." Because your warrant holders may elect a fair value cash settlement upon a Fundamental Transaction, which is considered to be outside your control, then you do not meet the criteria of EITF 00-19 for equity classification and you do not meet the scope exception of paragraph 11(a) of SFAS 133. Therefore, please amend your Form 10-K to record the warrants as liabilities and to record the periodic changes in the fair market value of the warrants in your statements of operations.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


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Mr. Roderick de Greef
Cambridge Heart, Inc.
March 17, 2006
Page 2